WORLD ENERGY SOLUTIONS, INC.

100 Front Street, 20th Floor

Worcester, MA 01608

December 8, 2014

VIA EDGAR

Tiffany Piland Posil, Esq.

Special Counsel, Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C., 20549

Re:	World Energy Solutions, Inc. Schedule 14D-9 Filed November 19, 2014 File No. 005-82460

Dear Ms. Posil:

On behalf of World Energy Solutions, Inc. (the “Company”), we hereby respond to the Staff’s comment letter dated December 1, 2014 with respect to the filing referenced above. The following repeats your comment with the Company’s response:

Premiums Paid Analysis, page 31

1. Please explain how an implied premium of 32.9% over the company’s common stock closing price on October 31, 2014 supports Duff & Phelps’ fairness opinion given the calculated premiums paid for U.S. companies with an enterprise value between $25 and $100 million. Also, disclose why Duff & Phelps selected October 31, 2014 as the measurement date for this analysis: we note that October 31 was not the trading day prior to the execution or announcement of the merger agreement, i.e., the most recent unaffected trading day to the date on which the opinion was delivered.

Response: Duff and Phelps has advised the Company that the premiums paid analysis is supplementary only and was furnished to the Special Committee for informational purposes. As such, Duff & Phelps did not explicitly estimate the value of the Company’s common stock based on the premiums paid analysis and it was not part of Duff & Phelps financial analyses that support its opinion. We revised page 31 of Schedule 14D-9 accordingly. Duff & Phelps selected October 31, 2014 as the measurement date because that was the last trading day immediately prior to the delivery of its fairness opinion to the Special Committee. We have revised page 31 of Schedule 14D-9 to reflect this fact.

Certain Management Projections, page 34

2. We note your disclosure on page 35 that the “Projections also reflect assumptions as to certain business decisions…” Please disclose the referenced assumptions.

Response: We have revised Schedule 14D-9 on page 35 to include the assumptions on which the Projections were based.

Projected Financial Information, page 36

3. This section includes non-GAAP financial measures. Please revise to provide the disclosure required by Rule 100 of Regulation G.

Response: We have revised Schedule 14D-9 to include the disclosure required by Rule 100 of Regulation G.

Cautionary Note Regarding Forward-Looking Statements, page 45

4. We note the disclaimer that you do not “assume any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.” This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-9(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise to delete this statement and confirm that you will avoid using this statement in all future communications.

Response: We have revised Schedule 14D-9 to delete this sentence. We hereby confirm that we will avoid using this statement in all future communications regarding this filing.

Annex I – Opinion of Duff & Phelps

5. We note the statement on page I-4 that the opinion “is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent.” Please disclose that Duff & Phelps has consented to the use of its opinion in the Schedule 14D-9.

Response: Duff & Phelps has consented to the use of its opinion in Schedule 14D-9. We have amended the filing on page 24 to include a disclosure that this consent was received.

6. We note the statement on page I-4 that “Duff & Phelps’ liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the Company.” Please provide the engagement letter to us supplementally.

Response: The Engagement Letter is attached hereto on a supplemental basis.

Note also that the Company updated the section entitled “Litigation Related to the Offer and the Merger” under Item 8—Additional Information.

Finally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

World Energy Solutions, Inc.

By:	/s/ Philip V. Adams
Philip V. Adams, President

Enclosure

cc:	Michael A. Refolo, Esq.
Fran Stoller, Esq.

Confidential	September 26, 2014

Special Committee of the Board of Directors of
World Energy Solutions, Inc.
100 Front Street
20th Floor
Worcester, MA 01608

Ladies and Gentlemen:

This letter sets forth the terms of an agreement between Duff & Phelps, LLC (“Duff & Phelps”) and World Energy Solutions, Inc. (the “Company”) under which Duff & Phelps will serve as an independent financial advisor to a special committee (the “Special Committee”) of the board of directors (the “Board of Directors”) of the Company (solely in their capacity as members of the Special Committee and Board of Directors) to provide an opinion (the “Opinion” as defined below) in connection with a proposed transaction (the “Proposed Transaction” as described below). Please review this letter agreement, including the attached Terms of Retention (collectively, the “Agreement”), as it will govern the engagement of Duff & Phelps (the “Engagement”).

Description of the Proposed Transaction. It is Duff & Phelps’ understanding that the Proposed Transaction involves the acquisition of the Company by EnerNOC, Inc. with the shareholders of the Company receiving approximately $5.50 per share in cash.

Opinion. Duff & Phelps will opine as to the fairness, from a financial point of view, to the public stockholders of the Company of the consideration to be received by such holders in the Proposed Transaction (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

Nature and Scope of Engagement. The scope of this Engagement will include such inquiries, analyses, and other procedures as Duff & Phelps deems necessary to enable Duff & Phelps to render the Opinion. The Company shall make available to Duff & Phelps all documents and information concerning the Company’s business and operations which Duff & Phelps reasonably requests, including, without limitation: current and historical financial information; financial projections or forecasts prepared by management; third-party appraisals or valuations previously performed, if any; and any other relevant information relating to the Company or the Proposed Transaction prepared by the Company or any of its other advisors. The Company will provide documentation relating to the Proposed Transaction as it becomes available. The Company will also provide Duff & Phelps with reasonable access to the Company’s officers, directors,

Duff & Phelps, LLC	T +1 312 697 4600	www.duffandphelps.com
311 South Wacker Drive	F +1 312 697 0112
Suite 4200
Chicago, IL 60606

Special Committee of the Board of Directors of

World Energy Solutions, Inc.

September 26, 2014

employees, independent accountants and other advisors. In addition to reviewing documents and information provided by the Company, Duff & Phelps will also review industry and selected public company financial data it deems relevant, to the extent available, obtained from public and other available sources. Duff & Phelps will use generally accepted valuation and analytical techniques as the basis for its analysis and Opinion.

The scope of Duff & Phelps’ analysis and Opinion will exclude, and Duff & Phelps will not consider, any compensation arrangements arising from the Proposed Transaction which benefit any officer, director, or employee of the Company, or any class of such persons.

Prior to the issuance of the Opinion, Duff & Phelps will confirm certain facts and representations with the Company’s management. Duff & Phelps may do this by providing the Company’s management with drafts of the Opinion or presentation materials under the condition that in no circumstances are such drafts to be copied or given to other persons. Duff & Phelps may also require a letter from management confirming representations management has made and upon which Duff & Phelps has relied.

Upon concluding Duff & Phelps’ analysis, and after the review of the findings, analysis, and conclusions by Duff & Phelps’ Opinion Review Committee, Duff & Phelps would be available to make a presentation to the Special Committee summarizing Duff & Phelps’ analysis and conclusions. The Opinion will be set out in a written opinion letter, which will be in a form and substance Duff & Phelps deems appropriate and will set forth the scope of its assignment, the principal materials reviewed and assumptions and qualifications upon which it has relied.

The Company will use its best efforts to facilitate a presentation by Duff & Phelps of its findings to the Special Committee at a mutually convenient time and venue prior to final approval of the Proposed Transaction by the Special Committee. The Company acknowledges that it is contracting with Duff & Phelps on an arm’s length basis to provide the services described herein, and that it is not the intent of the parties to create a fiduciary relationship.

Fees. Duff & Phelps’ professional fees for the Engagement will be $225,000, with a nonrefundable retainer of $112,500 payable upon execution of this Agreement and $112,500 payable upon Duff & Phelps informing the Company that it is prepared to deliver the Opinion. No portion of these fees is refundable or contingent upon the consummation of a transaction or the conclusion reached in the Opinion. Furthermore, the Company agrees to pay additional fees at Duff & Phelps’ standard hourly rates for any time incurred should Duff & Phelps be called upon to support its findings subsequent to the delivery of the Opinion (e.g., discuss its findings and analysis with a regulatory agency or at a stockholders’ meeting or deposition preparation and testimony as a fact witness) and/or to assist in the preparation or review of relevant sections of required Securities and Exchange Commission disclosures, proxy materials, information statements or other documents associated with the Proposed Transaction. In addition to professional fees, the Company agrees to promptly reimburse Duff & Phelps, from time to time upon request, for its reasonable out-of-pocket expenses (including travel, meals, lodging,

Special Committee of the Board of Directors of

World Energy Solutions, Inc.

September 26, 2014

telephone, document reproduction, telecopying, computer charges, and database access fees), and for reasonable fees and expenses of counsel, consultants, and advisors retained by Duff & Phelps, incurred in connection with the Engagement. In the event that: (1) the terms of the Engagement are modified after substantial completion of the analysis by Duff & Phelps in preparation of its Opinion and such modification requires substantial additional analysis or other services by Duff & Phelps, or (2) the Opinion is delivered subsequent to December 31, 2014, the Company agrees to negotiate in good faith the terms of additional compensation to Duff & Phelps.

Term. Either the Company or Duff & Phelps may terminate the Engagement at any time by written notice. After termination, Duff & Phelps will no longer be obligated to render any additional services, and the Company will only be liable for paying Duff & Phelps for its professional time in excess of the retainer and reimbursing Duff & Phelps for expenses incurred through the date of termination. The other terms of this Agreement will remain in effect, including the indemnification provisions set forth in the Terms of Retention.

Please indicate the Company’s acceptance of, and agreement to, all of the terms and provisions of this Agreement by executing and returning it to Duff & Phelps along with the retainer.

Duff & Phelps, LLC

By:
Chris Gregory
Managing Director

AGREED AND ACCEPTED BY:

World Energy Solutions, Inc.

By:
Name:	Peter Londa
Title:	Chairman of the Board & Member of the Special Committee

Special Committee of the Board of Directors of

World Energy Solutions, Inc.

September 26, 2014

Duff & Phelps, LLC

Terms of Retention

The following terms set out the agreements under which Duff & Phelps is being engaged by the Company on behalf of the Special Committee. Capitalized terms used in these Terms of Retention but not defined herein have the meanings ascribed thereto in the letter agreement to which these Terms of Retention are attached.

Information;. The Company warrants and represents that all information provided or otherwise made available to Duff & Phelps by or on behalf of the Company will be complete and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which they are made. The Company agrees to promptly notify Duff & Phelps if the Company believes that any such information has become materially misleading. The Company further warrants and represents that any projections provided by it to Duff & Phelps will have been prepared in good faith and will be based upon assumptions which, in light of the circumstances under which they are made are the best reasonably available. In rendering its services hereunder, Duff & Phelps assumes no responsibility for, and will not independently verify the accuracy or completeness of, any information, data, advice, opinions or representations, whether provided by or on behalf of the Company or obtained from public or private sources, and Duff & Phelps’ Opinion will state that it has not independently verified the accuracy or completeness of any such information.

Certain Limitations: Duff & Phelps also will not evaluate the Company’s solvency and will not independently appraise or physically inspect any of the Company’s specific assets or liabilities (contingent or otherwise). Duff & Phelps further will not independently investigate any legal matters involving the Company. The Opinion will not address any related transaction, will not address the market price or value of any of the Company’s securities following the announcement or consummation of the Proposed Transaction, and will not constitute a recommendation as to how the Special Committee or the Board of Directors or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction or any related transactions. The Opinion will be based upon Duff & Phelps’ assessment of general economic, financial, and market conditions as they exist and can be evaluated by Duff & Phelps as of the date of the Opinion. An Opinion is inherently subjective; reasonable professionals or individuals reviewing the same information could reach different conclusions. The ultimate decision must be made by the Special Committee and the Board of Directors and will need to take into account factors unrelated to the specific financial analysis provided by Duff & Phelps. The Opinion will specifically set forth these and other reasonable limitations and will state that, to the extent that any of these assumptions or any of the facts on which the Opinion is based proves to be untrue in any material respect, the Opinion could not and should not be relied upon. Duff & Phelps will provide the services described herein but will not act as an agent or broker to any person. Duff & Phelps will not solicit the purchase or sale of securities.

Special Committee of the Board of Directors of

World Energy Solutions, Inc.

September 26, 2014

Coordination; Legal Matters. For Duff & Phelps to be effective, it will need the cooperation of the Company and its other advisors. The Company acknowledges that it will need to retain counsel for review of legal matters. Duff & Phelps may rely upon the fact that the Company has been advised by counsel as to all legal matters and may further rely on any advice given the Company by such counsel. Duff & Phelps will not make, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

Confidentiality. Duff & Phelps will use any non-public or proprietary information provided by the Company (“Confidential Information”) solely in the course of this Engagement and in a manner which Duff & Phelps believes in good faith is consistent with the Company’s interests or is required by law. To allow Duff & Phelps to comply with this obligation, all Confidential Information whose sensitivity and confidentiality is not obvious must be marked “confidential.”

Use of Advice. It is understood that the advice rendered by Duff & Phelps is solely for the information of the Special Committee in connection with its evaluation of the Proposed Transaction and may not be used for any other purpose without Duff & Phelps’ prior written consent. Duff & Phelps’ Opinion may be included in its entirety in any filing with the Securities and Exchange Commission made by the Company in connection with the Proposed Transaction. In giving such consent, Duff & Phelps does not hereby admit that it comes within the category of person whose consent is required under Section 7 or Section 11 of the Securities Act of 1933, as amended, or the rules and regulations adopted by the Securities and Exchange Commission thereunder, nor does Duff & Phelps admit that it is an expert with respect to any part of such filing within the meaning of the term “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder. The Company may summarize or otherwise reference the existence of the Opinion in such documents provided that any such summary or reference language shall be subject to the prior approval of Duff & Phelps. Except as set forth above, the Company agrees to obtain Duff & Phelps’ written consent (not to be unreasonably withheld) before disclosing any of Duff & Phelps’ advice or analysis to anyone, or otherwise making reference to its role, whether orally or in writing. When Duff & Phelps gives such consent, it is subject to the prior approval of Duff & Phelps of such disclosure.

Potential Conflicts. Duff & Phelps has undertaken a limited review of its records to determine Duff & Phelps’ professional relationship with the Company, and other parties of interest, and has identified no current relationships that would preclude it from accepting this Engagement. However, Duff & Phelps may represent (in unrelated matters) parties interested in the Company or the Proposed Transaction, or persons who are the Company’s competitors or creditors, or whose interests otherwise conflict with those of the Company. In addition, Duff & Phelps may acquire information from them of interest to the Company. Duff & Phelps will not have any obligation to disclose any unrelated representation or any information it learns in the course of any unrelated representation to the Company, or to use that information in connection with the Engagement.

Special Committee of the Board of Directors of

World Energy Solutions, Inc.

September 26, 2014

Relationships and Compensation. It is understood and agreed that any Opinion rendered by Duff & Phelps with respect to the Proposed Transaction may disclose: (1) Duff & Phelps’ role with respect to the Proposed Transaction, (2) the compensation therefor and any other payment or compensation that Duff & Phelps will receive which is contingent upon the successful completion of the Proposed Transaction, for rendering the Opinion, and/or for serving as an advisor, and (3) any material relationship that existed during the two years preceding the date of such Opinion or that, as of such date, is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Duff & Phelps, the Company, and/or any party involved in the Proposed Transaction. In order to facilitate such disclosures, the Company will (and will exercise commercially reasonable efforts to cause any other parties to the Proposed Transaction to) cooperate with Duff & Phelps to identify and describe any material relationships between the Company or any other transaction party and Duff & Phelps that existed during the two years preceding the date of the Opinion or that is mutually understood to be contemplated as of the date of the Opinion, and any compensation received or to be received by Duff & Phelps as a result of such relationship between Duff & Phelps and the Company or any other transaction party.

Corporate Obligation. The obligations of Duff & Phelps are solely corporate obligations. None of its directors, officers, employees, agents, stockholders, or controlling persons will individually be subject to any liability to the Company or anyone else, and the Company will not assert any such claim.

Disputes. The parties do not anticipate any disputes between them, but it is always prudent to provide a rational process to resolve any that may occur. The parties hereto agree that any legal action or proceeding with respect to this Agreement may be brought in the courts of the State of New York or of any United States District Court located in the State of New York, and each consents to the non-exclusive jurisdiction of those courts. The parties hereto also irrevocably waive any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens, which it may now or hereafter have to the bringing of any action or proceeding in such jurisdiction in respect of this Agreement. Each party hereto waives personal service of any summons, complaint, or other process, which may be made by any other means permitted by the law of such state. Each of Duff & Phelps and the Company waives its constitutional right to a jury trial. Solely for purposes of enforcing the indemnification provisions herein, the Company hereby consents to personal jurisdiction, service of process, and venue in any court in which any Claim which is subject to the terms provided for herein is brought against Duff & Phelps or any other Indemnified Person. Each party hereto agrees that any legal proceeding arising from or in connection with this Engagement (or any variation or addition thereto) must be commenced within one year from the date when such party becomes aware of or ought reasonably to have become aware of the facts which give rise to the alleged liability and in any event not later than two years after any alleged breach of contract or act of gross negligence or commission of any other tort.

Special Committee of the Board of Directors of

World Energy Solutions, Inc.

September 26, 2014

Indemnification and Contribution. The Company agrees to promptly, upon demand, indemnify and hold harmless Duff & Phelps and its affiliates, and its and their respective directors, officers, attorneys and other agents, stockholders, employees, and controlling persons (each an “Indemnified Person”), from and against any losses, claims, damages, judgments, assessments, and liabilities (joint or several) to the Company or third parties, (collectively, “Losses”), and will reimburse each Indemnified Person for all costs (including, without limitation, expenses, fees and disbursements, and time charges related to giving testimony or furnishing documents in response to a subpoena or otherwise) and fees and expenses (including, without limitation, reasonable fees and disbursements of counsel and accountants and the costs of any investigation and preparation) as and when they are incurred (collectively, “Expenses”), resulting directly or indirectly from any threatened or pending investigation, lawsuit, action, claim, proceeding, or dispute, including securityholder actions (whether or not Duff & Phelps or any other Indemnified Person is a potential or actual named party or witness) (collectively, a “Claim”), which: (1) are related to or arise out of any untrue statement or alleged untrue statement of a material fact contained in any oral or written information provided to Duff & Phelps or any other person by the Company or used by the Company in connection with the transaction contemplated by this Agreement or any omission or alleged omission by the Company to state therein a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or (2) are otherwise related to or arise out of Duff & Phelps’ Engagement, role, activities, or the performance or non-performance of professional services on the Company’s behalf. The Company will not be responsible, however, for any Losses or Expenses pursuant to clause (2) of the preceding sentence which are judicially determined to have resulted primarily from the fraud, willful misconduct or gross negligence of the Indemnified Person; but pending any such judicial determination, the indemnification and reimbursement obligations of the Company hereunder shall continue to apply. Upon any such determination any Losses or Expenses previously funded by the Company shall be refunded by such Indemnified Person. However, the Company will not be responsible for any Losses which: (1) result from any settlement not approved by the Company in its reasonable judgment, or (2) are determined by a final judgment of a court of competent jurisdiction to have resulted primarily and directly from the fraud, willful misconduct or gross negligence of an Indemnified Person. The Company also agrees that no Indemnified Person will be liable to the Company for or in connection with this Engagement, except for Losses incurred by the Company which are determined by a final judgment of a court of competent jurisdiction to have resulted primarily and directly from the fraud, willful misconduct or gross negligence of that Indemnified Person.

Duff & Phelps will notify the Company if it learns that any Claim has been instituted based, directly or indirectly, on the transactions which were the subject of Duff & Phelps’ Engagement under the Agreement, although failure to do so will not relieve the Company from any obligation or liability it has hereunder or otherwise, except to the extent such failure causes the Company to forfeit substantial rights and defenses. Should any Claim be formally instituted against Duff & Phelps or any other Indemnified Person based, directly or indirectly, on Duff & Phelps’ Engagement under the Agreement, the Company will be entitled to participate therein with counsel chosen by it and, to the extent that it may wish or as requested by Duff & Phelps, to

Special Committee of the Board of Directors of

World Energy Solutions, Inc.

September 26, 2014

assume the defense of the Claim, with counsel reasonably satisfactory to Duff & Phelps, so long as the Company continues to pay all costs and expenses of the defense and preparation for such Claim. Even if the Company assumes the defense of a Claim, each Indemnified Person will have the right to participate in such Claim and to retain its own counsel. The Company will be required to pay all reasonable fees and expenses of such counsel as they are incurred only if: (1) such Indemnified Person has been advised by such counsel that there may be legal defenses available to it which are in conflict with or are materially different from or additional to defenses available to the Company (in which case the Company shall not have the right to assume the defense of the Claim on behalf of such Indemnified Person), (2) the Company shall not have assumed the defense of the Claim and employed counsel reasonably satisfactory to such Indemnified Person in a timely manner, or (3) the Company shall have authorized the employment of such counsel in connection with the defense of the Claim.

If any indemnification sought by an Indemnified Person pursuant to the terms hereof is held by a court of competent jurisdiction to be unavailable for any reason or insufficient to hold such Indemnified Person harmless (other than as a result of the fraud, willful misconduct or gross negligence of any such Indemnified Person), then the Company and Duff & Phelps will contribute to the Losses and Expenses for which such indemnification is held unavailable or insufficient in such proportion as is appropriate to reflect the relative benefits of the Company and the Indemnified Person, or if such allocation is not permitted by applicable law, then in such proportion as is appropriate to reflect not only the relative benefits received by the Company and the Indemnified Person, but also the relative fault of the Company, its directors, officers, employees, affiliates, agents and advisors, on the one hand, and the Indemnified Person, on the other hand, as well as any other relevant equitable considerations, subject to the limitation that the contribution by Duff & Phelps and the other Indemnified Persons will not exceed the amount of fees actually received by Duff & Phelps pursuant to Duff & Phelps’ Engagement. The Company agrees that for the purposes hereof the relative benefits received, or sought to be received, by the Company and its securityholders and creditors and ourselves shall be deemed to be in the same proportion as (i) the total value paid or proposed to be paid or received by the Company and its securityholders and creditors, as the case may be, pursuant to the Proposed Transaction (whether or not consummated) for which Duff & Phelps has been engaged to perform the services described in this Agreement bears to (ii) the fees paid or proposed to be paid to Duff & Phelps in connection with the Engagement. No person found liable for fraudulent misrepresentation shall be entitled to contribution from any person who is not also found liable for such fraudulent misrepresentation.

These indemnification and contribution provisions shall: (1) remain operative and in full force and effect regardless of any termination or completion of the Engagement; (2) inure to the benefit of the successors, assigns, heirs, or personal representative of any Indemnified Person; (3) be in addition to any other rights that any Indemnified Person may have at common law or otherwise; and (4) apply to activities prior to this date and after any amendment, modification, or future addition to the Agreement.

Special Committee of the Board of Directors of

World Energy Solutions, Inc.

September 26, 2014

Settlement of Claims. The Company will not, without the prior written consent of Duff & Phelps (which consent shall not be unreasonably withheld), settle, compromise, or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened Claim in respect of which indemnification or contribution could be sought hereunder (whether or not Duff & Phelps or any other Indemnified Person is a potential or actual named party to such Claim) unless such settlement, compromise, consent, or termination includes provisions holding harmless and unconditionally releasing Duff & Phelps and each other Indemnified Person hereunder from all liability related to or arising out of such Claim, including claims for contribution.

Miscellaneous. Notice given pursuant to any of the provisions of this Agreement shall be in writing and shall be mailed or delivered: (a) if to the Company, at its offices at 100 Front Street, 20th Floor, Worcester, MA, 01608, Attention: General Counsel; and (b) if to Duff & Phelps, at its offices at 55 East 52nd Street, 31st Floor, New York, NY, 10055, Attention: General Counsel with a copy to Chris Gregory, 55 East 52nd Street, 31st Floor, New York, NY, 10055.

This Agreement has been and is made solely for the benefit of the Special Committee, the Company, Duff & Phelps and the Indemnified Persons and their respective successors and assigns. No other person shall acquire or have any right under or by virtue of this Agreement.

This Agreement: (1) contains all of the understandings between the parties hereto with respect to the subject matter hereof, and no party can rely upon or be bound by any understanding or statement, oral or otherwise, not specifically in this Agreement; (2) cannot be modified or changed except by a written instrument signed by each party hereto; (3) shall be governed by the law of the State of New York, without regard to any conflicts of law provisions; (4) may be executed in counterparts; and (5) shall inure to the benefit of, and shall be binding upon, the respective successors and assigns of the parties hereto and the Indemnified Persons. If any term, provision, covenant, or restriction contained in this Agreement is unenforceable, the remainder of this Agreement shall remain in full force and effect and shall not be affected, impaired, or invalidated in any way.

Duff & Phelps, LLC

By:
Chris Gregory
Managing Director

Special Committee of the Board of Directors of

World Energy Solutions, Inc.

September 26, 2014

AGREED AND ACCEPTED BY:

World Energy Solutions, Inc.

By:
Name:	Peter Londa
Title:	Chairman of the Board & Member of the Special Committee